January 12, 2015

Via Edgar

Sandra B. Hunter, Esq.,

United States Securities and Exchange Commission,

Division of Corporate Finance,

100 F Street, N.E.,

Washington, D.C. 20549-3628

Re:	Province of Manitoba

Registration Statement under Schedule B

Filed November 20, 2014

File No. 333-200405

Form 18-K for Fiscal Year Ended March 31, 2014

Filed October 23, 2014

File No. 033-19538

Dear Ms. Hunter:

Please find attached a memorandum prepared by the Province of Manitoba in response to the Securities and Exchange Commission’s comment letter addressed to Mr. John Prato, Canadian Consulate General, dated December 15, 2014.

If you have any questions, please do not hesitate to contact the undersigned at 212-558-3876.

Very truly yours,

/s/ Robert E. Buckholz

Robert E. Buckholz

January 12, 2015

Memorandum of Responses

For the convenience of the Staff, we have reproduced the Staff’s comments below, followed by our responses. For your background information, and to place our responses in context, each year the Province files an Annual Report on Form 18-K, which includes a detailed discussion of the provincial economy and public finances, and then provides material updating and supplemental information by filing Reports on Form 18-K/A which include the Province’s quarterly reports, excerpts of the Province’s annual accounts, and excerpts of the Province’s annual budget, as those documents are issued by the Province.

General

1. To the extent possible, please update all statistics and information in the registration statement and the Form 18-K to provide the most recent data.

Response: Consistent with the approach to periodic reporting described above, on December 17, 2014 the Province filed a Report on Form 18-K/A which included the Province’s Quarterly Financial Report for the Six Months – April to September 2014. This quarterly report updates the information included in the original Form 18-K filed in October, in the manner contemplated by the Commission’s guidance on shelf registration for Schedule B issuers. The registration statement itself (as opposed to the reports incorporated by reference) does not contain economic or financial information that needs to be updated.

Where You Can Find More Information, page 3

2. Please provide the Province of Manitoba’s file number, and disclose the filing date for the March 31, 2014 annual report.

Response: The registration statement has been revised to include this information.

3. Please refer to the contact information that you provide for the Province on page 4. Please revise to include a toll-free telephone number or advise.

Response: The registration statement has been revised to include a toll-free telephone number.

4. Please update the information incorporated by reference to specifically include the 2014 Manitoba Budget and the quarterly financial results for April to June 2014.

Response: In response to this comment, the Province has amended the registration statement to specifically incorporate by reference (i) its Report on Form 18-K/A filed on March 12, 2014 which includes excerpts from The Manitoba Budget 2014, and (ii) its Report on Form 18-K/A filed on December 17, 2014, which includes the Province’s quarterly report for the six months April to September 2014.

Enforceability and Governing Law, page 10

5. Please provide disclosure that addresses the ability of an investor (1) to enforce judgments obtained in U.S. courts based upon the civil liability provisions of the U.S. federal securities laws; (2) to enforce, in an appropriate foreign court, judgments of U.S. courts based upon the civil liability provisions of the U.S. federal securities laws; and (3) to bring an original action in an appropriate foreign court to enforce liabilities based upon the U.S. federal securities laws.

Response: The registration statement has been revised to add disclosure responsive to this comment.

Clearance and Settlement, page 11

6. Please delete the statement that “the Province takes no responsibility for the accuracy of the information itself” because it is responsible for all of the disclosure included in the registration statement.

Response: The registration statement has been revised to delete this statement.

Annual Report on Form 18-K

Exhibit 99.1 Summary, page 7

7. We note that you include the line items “self-sustaining purposes,” “self-sustaining programs,” and “self-sustaining borrowings” in tables throughout the document. Please revise to explain these terms.

Response: The Province uses the term “self-sustaining” in its intuitive sense, to refer to those entities that are expected to be able to cover their operating expenses by revenues they receive from external sources, rather than Provincial funding, and thus to service debt incurred by them or on their behalf out of funds generated by their respective operations. As reflected in the table of “Direct Funded Borrowings” on page 32, Manitoba Hydro, the provincially-owned electric utility, accounts for a substantial majority of the borrowings in this category. For the sake of further clarity, the Province will add the forgoing definition to the discussion of “Public Debt” in future Form 18-K filings.

Economy, page 11 Manufacturing, page 15

8. Please revise your disclosure to explain the increases in manufacturing sales of wood and machinery equipment. Please also revise to explain the causes of the decreases in manufacturing sales of processed meat and fabricated metals.

Response: The Province believes that in the context of its balanced and diversified economy, in which manufacturing accounted for less than 10% of GDP at basic prices in 2013, these fluctuations in individual industry lines are not material to an understanding of the Province’s overall economic performance. In particular, the Province does not believe that the referenced changes reflect any material structural changes to its economy. Please note that, as reflected on the face of the table, the increase in Machinery sales is accounted for by the increase in agricultural equipment sales.

Energy, page 23

9. We note your disclosure that refined petroleum and natural gas provided 46% and 25%, respectively, of the Province’s total energy needs in 2012, while 28% was provided by hydro-electric energy generated in the Province. Please revise to update for 2013.

Response: Economic and statistical information in respect of the Province becomes available at various times over the course of each year. At the time the Form 18-K was filed, on October 23, the most recent energy statistics available were for the year 2012. For the Staff’s information, the statistics for 2013 are now available, but are not materially different from the 2012 figures: For 2013, refined petroleum and natural gas provided 43% and 27% respectively, of the Province’s total energy needs. Hydro-electric energy generated in the Province continued to be 28% of the Province’s energy needs. The Province will continue its practice of including the most recently available statistics in future filings.

10. Here or in a separate section, please revise to include a discussion of the methods used in petroleum and natural gas extraction and discuss whether new technologies have affected production.

Response: Although still a relatively small contributor to the overall Provincial economy, Manitoba’s oil and gas industry has grown substantially since 2006. Horizontal well drilling is the predominate form of development (used in over 90% of current wells), and the majority of new wells are hydraulically fractured. The Province will add disclosure covering the foregoing points in future Form 18-K filings.

Budget, page 25

11. We note your disclosure that the four major taxes accounted for 46% of Core Government revenue; 72% of total summary own-source revenue; and 36% of total summary revenue in the fiscal year ended March 31, 2009. Please revise to update or explain.

Response: The existing disclosure was intended to give context and background to the original adoption of the Balanced Budget Act. The relative contributions of these taxes in subsequent years is readily apparent from the table on page 25. For the fiscal year ending March 31, 2014, the four major taxes accounted for 51% of Core Government revenue; 62% of total summary own source revenue; and 41% of total summary revenue. In future Form 18-K filings, the Province will update this disclosure so that it relates to relative contributions in the most recent period.

Debt Servicing, page 30

12. For comparative purposes, please revise your discussion of the net cost of servicing total direct public borrowings to disclose debt servicing costs incurred in the prior period.

Response: In response to this comment, the Province will include in future Form 18-K filings a table showing this information on a comparative basis.

Guaranteed Borrowings of the Province, page 33.

13. Please refer to footnote (1) to your Guaranteed Borrowings table and footnote (1) to your Maturity Schedule Direct and Guaranteed Borrowings table, both on page 33. Please revise to explain why the tables do not include guarantees of the Province totaling $25.7 million as at March 31, 2014.

Response: Although this was not considered to be a material item, the Province will include this explanation in its discussion of Guaranteed Borrowings in future filings.

II. Summary Financial Statements – Government Business Enterprises, page 52

Consolidated Operating Results and Financial Position for the Year Ended March 31, 2014, page 52

14. We are unable to locate the cross-reference to footnote (3) in the table under this heading. Please revise or advise.

Response: The call to note (3) should have appeared next to the column heading for the “Total 2013” column. The Province will correct this typographical error, if still applicable, in future filings.